Exhibit 99.10

R.K. MacLeod*, B.S., P.Eng., President

H.J. Helwerda*, B.Sc., P.Eng., FEC, Executive VP

D.J. Carsted*, CD, B.Sc., P.Geol., VP, Geoscience

G.D. Robinson*, B.Sc., P.Eng., VP, International

D.W.C. Ho*, B.A.Sc., P.Eng., VP, Unconventional

C.P. Six, B.Sc., P.Eng., VP, Engineering, Canada

B.F. Jose, M.Sc., P.Geoph., VP, Geoscience, International

K.P. McDonald, B.Comm, CA, CFO

M.R. Van de Veen, QC, J.D., M.B.A., L.L.M., General

Counsel, Corporate Secretary *Directors

Ref.: 4235.19453

March 18, 2015

Bellatrix Exploration Ltd.

1920, 800 5th Ave. S.W.

Calgary, AB   T2P 3T6

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

We refer to our report dated February 27, 2015 and effective as of December 31, 2014, evaluating the crude oil, natural gas and natural gas liquids reserves and the net present value of future net revenue attributable to certain of the oil and natural gas assets of Bellatrix Exploration Ltd. (“Bellatrix”) effective as at December 31, 2014 (the “Report”).

We hereby consent to the use and reference to our name and the Report, and the information derived from the Report, as described or incorporated by reference in: Bellatrix’s Annual Report on Form 40-F for the year ended December 31, 2014, filed or to be filed with the United States Securities and Exchange Commission.

Sincerely,

SPROULE ASSOCIATES LIMITED

Original Signed by Geoff Beatson

Geoff Beatson, P.Eng., C.A.M.
Sr. Engineering Advisor and Partner

Enclosure(s)
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